Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-275138

Relating to the

Preliminary Prospectus Supplement

Dated March 25, 2024

(To Prospectus Dated October 23, 2023)

PRICING TERM SHEET

March 26, 2024

Rexford Industrial Realty, Inc.

Offering of

17,179,318 shares of Common Stock

The information in this pricing term sheet supplements Rexford Industrial Realty, Inc.’s preliminary prospectus supplement, dated March 25, 2024 (the “Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Rexford Industrial Realty, Inc. and not to its subsidiaries.

Issuer	Rexford Industrial Realty, Inc.

Securities Offered	17,179,318 shares of common stock, $0.01 par value per share, of Rexford Industrial Realty, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	REXR / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per
Share of Common Stock on
NYSE on
March 26, 2024	$48.95.

Public Offering Price per Share of Common Stock	$48.95.

Underwriting Discount	$0.3426 per share of Common Stock, and $5,885,634.35 in the aggregate.

Trade Date	March 27, 2024.

Settlement Date	March 28, 2024 (T+1).

Concurrent Offering	On March 26, 2024, our operating partnership, Rexford Industrial Realty, L.P. (the “Operating Partnership”) announced the pricing of its previously announced private offering of $500,000,000 aggregate principal amount of 4.375% exchangeable senior notes due 2027 (the “2027 Notes”) and $500,000,000 aggregate principal amount of 4.125% exchangeable senior notes due 2029 (the “2029 Notes” and, together with the 2027 Notes, the “Notes”). The issuance and sale of the Notes are scheduled to settle on March 28, 2024, subject to customary closing conditions. The Operating Partnership also granted the initial purchasers of the Concurrent Offering 30-day options to purchase up to an additional $75,000,000 aggregate principal amount of 2027 Notes and up to an additional $75,000,000 aggregate principal amount of 2029 Notes, in each case, solely to cover over-allotments.

The Notes will accrue interest at a rate of 4.375% per annum (in the case of the 2027 Notes) and 4.125% per annum (in the case of the 2029 Notes), payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2024. The initial exchange rate is 15.7146 shares of our Common Stock per $1,000 principal amount of 2027 Notes, which represents an initial exchange price of approximately $63.64 per share of our Common Stock, in the case of the 2027 Notes, and 15.7146 shares of our Common Stock per $1,000 principal amount of 2029 Notes, which represents an initial exchange price of approximately $63.64 per share of our Common Stock, in the case of the 2029 Notes. The exchange rate and exchange price of each series of Notes will be subject to adjustment upon the occurrence of certain events.

The Operating Partnership estimates that the net proceeds to it from the Concurrent Offering, if it is consummated, will be approximately $978.8 million (or approximately $1,126.2 million if the initial purchasers of the Concurrent Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and the Operating Partnership’s estimated offering expenses. The Operating Partnership intends to use the net proceeds from the Concurrent Offering to fund future acquisitions, fund our development or repositioning/redevelopment activities and for general corporate purposes.

The completion of the Common Stock Offering is not contingent on the completion of the Concurrent Offering, and the completion of the Concurrent Offering is not contingent on the completion of the Common Stock Offering. Accordingly, you should not assume that the Concurrent Offering will be consummated.

The Concurrent Offering is being made pursuant to a confidential offering memorandum only to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

Use of Proceeds	We will not receive any proceeds from the Common Stock Offering.

Assuming full physical settlement of the forward sale agreement at an initial forward sale price of $48.95 per share, we expect to receive net proceeds of approximately $834.6 million, after deducting the underwriting discounts and commissions and our estimated offering expenses, subject to certain adjustments pursuant to the forward sale agreement.

For the purposes of calculating the aggregate net proceeds to us, we have assumed that the forward sale agreement will be fully physically settled based on the initial forward sale price of $48.95 per share, which is the price the underwriter agreed to pay the forward purchaser (or its affiliate) for each share. The forward sale price is subject to adjustment pursuant to the terms of the forward sale agreement, and the actual proceeds, if any, to us will be calculated as described in the Preliminary Prospectus Supplement. Although we expect to settle the forward sale agreement entirely by the full physical delivery of shares of our Common Stock in exchange for cash proceeds within approximately 18 months from the date hereof, we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreement. See “Underwriting—Forward Sale Agreement” in the Preliminary Prospectus Supplement.

We intend to contribute any cash proceeds that we receive upon settlement of the forward sale agreement to our Operating Partnership in exchange for common units. We expect our Operating Partnership will use any such proceeds to fund future acquisitions, to fund our development or repositioning/redevelopment activities and for general corporate purposes.

Sole Book-Running Manager	BofA Securities, Inc.

CUSIP / ISIN Numbers for the Common Stock	76169C100 / US76169C1009.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: BofA Securities, Inc. at 1-800-294-1322.

The information in this pricing term sheet is not a complete description of the Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.